SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: June 2007	Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of Registrant)

112 Fourth Avenue S.W.

P.O. Box 38

Calgary, Alberta

Canada  T2P 2V5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ____                                             Form 40-F     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___                                                       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information and exhibit filed on this Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the registrant’s Registration Statement on Form F-9 (File No. 333-140797).

Exhibit	Description of Exhibit

99.1	Consent of GLJ Petroleum Consultants Ltd. dated June 25, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: June 25, 2007	By:	/s/ Steve Williams
		Name:	Steve Williams
		Title:	Chief Operating Officer